Brocade
1745 Technology Dr., San Jose, CA 95110
T. 408.333.8000  F. 408.333.8101
www.brocade.com
September 22, 2008
Via EDGAR Transmission (and via facsimile)
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549-9303
Attention: Jay Ingram, Staff Attorney

Re:	Brocade Communication Systems, Inc.
Registration Statement on Form S-4
Filed August 26, 2008
File No. 333-153205
Ladies and Gentlemen:
We respectfully submit this letter in response to the letter dated September 16, 2008 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Tyler Wall, Vice President and General Counsel of Brocade Communications Systems, Inc., a Delaware corporation (the “Company”), relating to the Company’s Registration Statement on Form S-4 filed on August 26, 2008 (the “S-4”).
In addition, for ease of reference, we have recited the comments set forth in the Comment Letter in italicized type and have followed each comment with the Company’s response thereto.
General
1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A of the Securities Act. For example, you have omitted the number of shares that Foundry’s directors, executive officers and their affiliates, as a group, beneficially own, and pursuant to a voting agreement with Brocade, have agreed to vote in favor of adoption of the merger agreement. In addition, you have not included the percentage of Brocade capital stock that former stockholders of Foundry will own after the merger. Please include this disclosure in an amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure.
We note the Staffs comment and have revised the S-4 to include the omitted information.
* * *

United States Securities and Exchange Commission
September 22, 2008

Additionally, at the Staffs request, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct your questions or comments regarding the Company’s responses to Nancy Wojtas, Cooley Godward Kronish LLP, at (650) 843-5819 or by facsimile to (650) 849-7000, or to Tyler Wall, Vice President, General Counsel and Corporate Secretary at (408) 333-5076 or by facsimile to (408) 333-5630. Thank you for your assistance.

Sincerely, Brocade Communications Systems, Inc.
By:	/s/ Tyler Wall
Tyler Wall
Vice President and General Counsel